June 16, 2008

VIA EDGAR and FACSIMILE (202-772-9218)

Peggy Fisher Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549-6010

Re:	Hong Kong Highpower Technology, Inc.
Registration Statement on Form S-1
File No. 333-147355

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Hong Kong Highpower Technology, Inc., a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (“SEC”) take appropriate action to cause the above-referenced Registration Statement to become effective at 4:30 PM Eastern Standard Time on June 18, 2008, or as soon thereafter as practicable.

The Company acknowledges that:

•	Should the SEC or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the SEC from taking any action on the filing;

•
The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures; and

•
The Company may not assert staff comments or the declaration of registration statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States’ federal securities laws.

Should you have any questions or require any additional information with respect to this filing, please contact Katherine Blair at (310) 552-5017 or by facsimile at (310) 552-5001.

Thank you for your assistance and cooperation.

Best regards,

HONG KONG HIGHPOWER TECHNOLOGY, INC.

        /s/ Dang Yu Pan
By: Dang Yu Pan
Title: Chief Executive Officer

cc:	Alan Morris, Esq., SEC
Thomas J. Poletti, Esq., K&L Gates
Katherine J. Blair, Esq., K&L Gates